DATE:	October 13, 2011

TO:	Lisa Sellers Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller Chief Executive Officer NowAuto Group, Inc. 2090 E University Dr, Suite 112 Tempe, AZ 85281

RE:	Now Auto Group, Inc. Form 8-K Item 4.01 Filed April 27, 2011

Dear Ms. Sellers and Ms. Thompson,

Item 4.01 Form 8-K Filed April 27, 2011

1.	We read your response to comment two from our letter dated April 7, 2011 that you do not believe that your material weakness is a reportable event….

Response: Remarks have been added to address this issue.

2.	We note your response to comment four from our letter dated April7 2011. However, in the your amended Form 8-K file on April 27, 2011, you have still referred to Reg S-B in the last paragraph.

Response: this is now fixed.

3.	Please file an updated letter from Semple, Marchal & Cooper LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: I requested this letter and the auditor agreed to issue it, but then there was a communication breakdown and I didn’t get the letter until this week hence the delay.

I am stepping down as Chief Financial Officer of NowAuto Group. In the future, please address all correspondence to Scott Miller, CEO.

•	We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	We acknowledge that SEC comments or changes to disclosure in response to SEC comments do not foreclose the Commission from taking any action with respect to the filing
•	We acknowledge that we may not assert SEC comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Faith Forbis
CFO